Filed by Noble Energy, Inc.

(Commission File No. 001-07964)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Rosetta Resources, Inc.

Commission File No.: 333-204592

This filing relates to the proposed merger of Noble Energy with Rosetta pursuant to the terms of an Agreement and Plan of Merger, dated as of May 10, 2015 (the “Merger Agreement”), by and among Noble Energy, Rosetta and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on May 11, 2015, and is incorporated by reference into this filing.

Noble energy
Rosetta
RESOURCES
Integration Update
June 3, 2015
Introduction
As we progress through the Noble Energy-Rosetta Resources integration process, we are working to provide you with important information and updates. Thank you for sharing our commitment to open lines of communication leveraging your Team Leader and HR team. They will provide feedback to Noble Energy Management to shape future communication updates.
What to Expect — Post-Close Staffing Process
Noble Energy is currently conducting an organizational review to integrate Rosetta talent and assets into its existing organizational structure. This review, which will take several weeks, will help ensure effective post-closing employee staff placements. Rosetta employees will not be required to re-apply for roles as part of this staffing process. Because Noble Energy does not have assets in the Eagle Ford Shale or the Permian Basin, we expect a variety of roles will be directly integrated into the combined organization. If there are more employees than positions in the new organization, a collaborative, thorough process will drive post-close staffing decisions. Several factors considered include:
Input from Rosetta Management
Individual skills and experience
Interviews will be conducted on a case-by-case basis
We anticipate all post-close staffing decisions will be communicated to Rosetta employees by mid-July, subject to regulatory approvals and other integration milestones being completed.
What You Need to Do — Action Required
To ensure that Noble Energy has current information about your skills and experience during the staffing process, all exempt and non-exempt staff should provide an updated resume to susan.wieder@nblenergy.com by June 12, 2015. If you have questions about whether you are required to submit a resume, please contact your HR Representative.
What Changes When — Benefits
Compensation and benefit changes are not anticipated during the post-close staffing process. Rosetta employees will maintain the current Rosetta benefit programs through year-end 2015. Compensation and benefit programs will be integrated post-closing as part of Noble’s regular compensation review and benefit enrollment cycles which take place in the 4th quarter. A summary of the 2015 Noble employee benefits program is provided on subsequent pages. This will help familiarize you with Noble Energy’s competitive Total Compensation Package.
Get to Know Us — Noble Open House
You are cordially invited to an Open House at the Noble Energy headquarters on June 23, 2015. During this Open House, we will provide a tour of the Noble Energy facilities including our recently completed NEC 2 building, and you will hear more about Noble Energy directly from our employees. In advance of this session, you can learn more about our facilities by watching the Noble Energy Center (NEC) Headquarters video on our YouTube channel (www.youtube. com/NBLenergy). Additional information about the amenities surrounding our offices is included on the following pages. Additional details about the Open House will be provided in future updates.
In Closing
We look forward to ongoing communications with you. We understand this is a big transition and our goal is to make this as seamless as possible by communicating information as it becomes available, while operating within the regulatory requirements governing mergers and acquisitions. Please continue to share what’s on your mind, and any feedback you may have with your Team Leader or HR team.

2015
benefits
noble energy
NobleACTS Global Gift Matching and Volunteer Program
2:1 contribution match to eligible organizations
$500 grant for every 20 volunteer hours to eligible organizations, up to 4 times annually
Medical/Dental/Rx
Provided by CIGNA
Costs shared by employee and company
Employee premiums paid on a pre-tax basis
Vision
Provided by Vision Service Plan (VSP)
Flexible Spending Accounts
Dependent Care: up to $5,000 on a pre-tax basis to pay for childcare expenses
Health Care: up to $2,500 on a pre-tax basis to pay for out-of-pocket medical, dental or vision expenses
Health Savings Account
Set aside pre-tax dollars to save for current and future health expenses
Wellness Program
On-site gym or gym reimbursement (where applicable)
Program participation earns discounts on medical premium
Earn rewards for completing healthy activities (gift cards, fitbits, etc)
Provides tools to help improve your long-term health
Short- and Long-Term Disability
Company funded
Basic Life and Basic AD&D Insurance
Coverage amount is equal to two times annual base salary
Company funded
Voluntary Life and AD&D Insurance
Employee coverage up to lesser of eight times salary or $1,000,000 spouse coverage up to $250,000
Child coverage up to $25,000
Long-Term Care Insurance
Provided by UNUM
Provides benefits to help pay expenses when you need assistance performing daily living activities
Vacation
Prior work experience considered when determining years of service
Eligible to carry over up to 1 week of vacation from year to year
Holidays
The company observes 11 holidays
401(k) Plan
You can defer up to 50% of your base salary on a pre-tax basis
Company matches 100% of your first 6% of deferred compensation
Company-matching contributions vest 1/3 per year over three years of service Traditional and Roth 401(k) plan options
Retirement Savings Contribution
Annual contribution to 401(k)
Retirement savings contributions vest 100% after three years of service
Annual age-based company contribution ranging from
4-12% of compensation
Annual Bonus Plan
Annual bonuses are based upon overall company performance, division or department performance and individual performance
Educational Assistance
Employees eligible for reimbursement of job-related educational and training expenses
Scholarship Program
Dependents of company employees are eligible to apply
Scholarship awards are $5,000 a year for up to four years
Employee Assistance Program
Administered by CIGNA Behavioral Health
Access to financial services, identity theft prevention and legal services
Free to employee and family
Company funded
Employee Referral Program
Bonus ranges from $500-$2,500
Employee Discounts
Vacation discounts
AT&T and Verizon
Dell
Ford and GM

Northwest Houston
SHOPPING
HEB
Whole Foods Market
GNC
Ground Up Athletics
Imagination Toys
The Ivy League Menswear
Lulla Blue Boutique
Natural Pawz
Blu Ivory Home Décor
Costco
Willowbrook Mall
And more!
YMCA CHILDREN’S ACADEMY
AT UNIVERSITY PARK
On the Lone Star College campus
Preferential enrollment for Noble Energy employees
Infant and preschool programs
RESTAURANTS / ENTERTAINMENT
El Tiempo Cantina
Peli Peli
Shogun Japanese Grill
Starbucks
MOD Pizza
Torchy’s Tacos
Mo’s Irish Grill
Salata
Brix Wine Cellar
Alamo Drafthouse
Black Walnut Café
Potbelly
And more!
SERVICES
Alan Murphy Salon
Venetian Nail Spa
Vintage Tailors
Massage Heights
Fred Astaire Dance Studio
Focus Eye Care
Regis Dental Clinic
And more!
the YMCA
YMCA Children’s Academy at University Park
noble energy

Forward Looking Statements

This information contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes”, “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this information will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval; the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s businesses that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, on June 1, 2015 Noble Energy filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Rosetta and that also constitutes a preliminary prospectus of Noble Energy. These materials are not yet final and will be amended. Rosetta will mail the final proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary proxy statement/prospectus that is a part of the registration statement, and the definitive proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Rosetta, Noble Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Rosetta shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Rosetta shareholders in connection with the proposed merger is contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus when it becomes available. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find information about Rosetta’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Rosetta and Noble Energy using the contact information above.